UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019.

Commission File Number: 001-38252

Spark Networks SE

(Translation of registrant's name into English)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Management Changes.

Steven McArthur, currently a member of the Board, has advised the Company that he will step down as a member of the Board, effective December 31, 2019. The Company’s Board has asked the Company to file a motion with the competent court in Germany proposing to the court to appoint Eric Eichmann, the Company’s Chief Executive Officer, to the Company’s Board as a replacement for Mr. McArthur as soon as mandatory German Law allows. Mr. McArthur’s resignation is not a result of any disagreement with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: December 23, 2019	By:	/s/ Gitte Bendzulla
Name: Gitte Bendzulla
Title: General Counsel